BIOTEN GENERAL PARTNERSHIP
                             FIRST QUARTER 1999

(i) Financial information is provided only through December 31, 1998. EUA anticipates the restructuring of BIOTEN to be effective January 1, 1999.

     EUA BIOTEN has not yet been successful in completing its exclusive negotiations with a third party investor, however, it is currently in active negotiations with other potential investors in non-exclusive discussions that would also allow the restructuring of BIOTEN Partnership into a corporation. These various discussions are expected to continue through June 30, 1999. If successful, EUA BIOTEN will transfer its investment in BIOTEN Partnership into a preferred equity investment in a new corporate entity. However, if EUA BIOTEN is unsuccessful in these negotiations, the Company will pursue other options, including the sale of its patented technology or exiting the business. Although management remains cautiously optimistic regarding its investment in EUA BIOTEN, it cannot predict the outcome of these negotiations. EUA BIOTEN's investment in the BIOTEN Partnership is approximately $14.2 million as of March 31, 1999.

(ii) EUA Energy Investment advanced $390,000 in loans to BIOTEN in the first quarter of 1999. On a cumulative basis EUA Energy has invested $14,242,543 in BIOTEN, which includes amounts funded under the Research and Development Agreement prior to the formation of the Partnership.

(iii) Services were provided by 3 EUA Service Corporation staff personnel in the following areas:
                    a.  Marketing and planning
                    b.  Budgeting and funding requirements
                    c.  Construction management & scheduling

(iv)  BIOTEN's Financial Statements through December 31, 1998.

                          BIOTEN GENERAL PARTNERSHIP
                    CONSOLIDATED CONDENSED BALANCE SHEET
                            December 31, 1998
                                  (Unaudited)
                           (In Thousands of Dollars)

                                 ASSETS
Fixed Assets:
    Equipment, net                                 $13,143
    Land                                                48
          Total fixed Assets                        13,191
Current Assets:
    Cash and temporary Cash Investments                112
    Prepaid expenses                                    37
    Total Current Assets                               149

Other Assets:
    Intangible assets                                  776
TOTAL ASSETS                                       $14,116

         LIABILITIES AND PARTNERSHIP CAPITAL

Current Liabilities:
    Due to partners - current maturities            $  255
    Accrued expenses                                 1,972
         Total Current Liabilities                   2,227

Other Liabilities:
    Due to partners                                  8,257
         Total Other Liabilities                     8,257

Partners' Capital:
    Partners' Capital - EUA Bioten                   3,556
    Partners' Capital - Bioten LLC                      76
         Total Partners' Capital                     3,632

Total Liabilities and Partnership Capital          $14,116


                        BIOTEN GENERAL PARTNERSHIP
                        CONDENSED INCOME STATEMENT
      For the Quarter ended and year to date period ended December 31, 1998
                                  (Unaudited)
                          (In Thousands of Dollars)

                                     QUARTER ENDED              YTD


Operating Income                              $0                 $0

Operating Expenses:
    General and Administrative Expenses       56                640
    Total Operating Expenses                  56                640
Operating Income (Loss)                      (56)              (640)
Interest Expense, net                         10                 84
Net Income (Loss)                           ($66)             ($724)


                         BIOTEN GENERAL PARTNERSHIP
                          STATEMENT OF CASH FLOWS
                  For the Twelve Months Ended December 31, 1998
                                  (Unaudited)
                           (In Thousands of Dollars)

Operating Activities:
    Net Income (Loss)                                $(724)
    Net change in current assets and liabilities       786
       Net Cash (used in) Operating Activities          62
Investing Activities:
    Capital Expenditures                            (4,415)
       Net cash (used in) Investing Activities      (4,415)
Financing Activities:
    Capital Contributions and working Capital notes  4,312
       Net cash provided from Financing Activities   4,312
    Net (decrease) in cash                            (41)
Cash at December 31, 1997                              153
Cash at December 31, 1998                             $112